Office of Manufacturing
Division of Corporation Finance
United States Securities and Exchange Commission Washington, DC 20549

July 25, 2022

Re: Ryse, Inc.
Offering Statement on Form 1-A File No. 024-11879

Ladies and Gentlemen:

On behalf of Ryse, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 pm Eastern Time, on Wednesday, July 27, 2022, or as soon thereafter as is practicable.

Sincerely,
/s/ Trung Pham

Trung Pham
Chief Executive Officer Ryse, Inc.

Cc: Jeanne Campanelli CrowdCheck Law LLP